

Mail Stop 3561

July 28, 2009

Via Facsimile and U.S. Mail

Mr. Matthew Natalizio
 Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California 91604

> **Re:** **Tix Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 1-34043**

Dear Mr. Natalizio:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief